UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Electromed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

285409108

(CUSIP Number)

ANDREW SUMMERS

SUMMERS VALUE PARTNERS LLC

90 Madison Street, Suite 303

Denver, Colorado 80206

(303) 502-3339

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		323,124
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

323,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		198,569
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

198,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		323,124
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

323,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

SVP Deal Fund 1 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		198,569
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

198,569
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Summers Value Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		521,693
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

521,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO, IA

6

CUSIP No. 285409108

1	NAME OF REPORTING PERSON

Andrew Summers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		521,693
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

521,693
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 285409108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Summers Value Fund and SVP Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 323,124 Shares beneficially owned by Summers Value Fund is approximately $3,189,234, including brokerage commissions. The aggregate purchase price of the 198,569 Shares beneficially owned by SVP Fund is approximately $2,227,944, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 25, 2022, Summers Value Partners and certain of its affiliates (collectively, “Summers Value”) entered into a Cooperation Agreement (the “2022 Cooperation Agreement”) with the Issuer. Pursuant to the 2022 Cooperation Agreement, the Issuer agreed, among other things, to immediately increase the size of the Board of Directors (the “Board”) to eight members and appoint Andrew Summers as a director and as the Vice Chair of the Finance and Strategy Committee of the Board. Provided that Summers Value beneficially owns at least the lesser of (i) 3.0% of the then-outstanding Shares and (ii) 255,392 Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), the Issuer agreed to nominate Mr. Summers for re-election to the Board at the Issuer’s upcoming fiscal 2023 annual meeting of shareholders (the “2023 Annual Meeting”). During the Standstill Period (as defined below), the Issuer agreed not to expand the Board beyond eight members or seek to classify the Board without Summers Value’s prior written consent.

Pursuant to the 2022 Cooperation Agreement, Summers Value is subject to certain customary standstill restrictions from the date of the 2022 Cooperation Agreement until the earlier to occur of (i) 30 days prior to the deadline for the submission of shareholder nominations for the Issuer’s fiscal 2024 annual meeting of shareholders or (ii) 120 days prior to the first anniversary of the 2023 Annual Meeting (the “Standstill Period”). During the Standstill Period, Summers Value also agreed to vote its Shares (a) in favor of the slate of directors recommended by the Board and (b) in accordance with the Board’s recommendations with respect to any other matter presented to shareholders of the Issuer; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors), Summers Value is permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that Summers Value is permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of shareholders of the Issuer. During the Standstill Period, Summers Value also agreed not to acquire beneficial ownership of more than 9.9% of the outstanding Shares, provided that (i) securities awarded or granted to Mr. Summers in connection with his service as a director of the Issuer are excluded from such restriction and (ii) ownership in excess of 9.9% of the outstanding Shares attributed to a decrease in the number of outstanding Shares is not prohibited. In addition, Mr. Summers agreed to tender his resignation from the Board if Summers Value ceases to satisfy the Minimum Ownership Threshold during the Standstill Period (which the Board may accept or reject in its sole discretion).

8

CUSIP No. 285409108

The foregoing description of the 2022 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the 2022 Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 8,513,035 Shares outstanding as of May 6, 2022, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2022.

As of the date hereof, Summers Value Fund directly beneficially owned 323,124 Shares, constituting approximately 3.8% of the Shares outstanding. Summers Value GP, as the general partner of Summers Value Fund, may be deemed to beneficially own the 323,124 Shares owned by Summers Value Fund, constituting approximately 3.8% of the Shares outstanding.

As of the date hereof, SVP Fund directly beneficially owned 198,569 Shares, constituting approximately 2.3% of the Shares outstanding. SVP GP, as the general partner of SVP Fund, may be deemed to beneficially own the 198,569 Shares owned by SVP Fund, constituting approximately 2.3% of the Shares outstanding.

Summers Value Partners, as the investment manager of Summers Value Fund and SVP Fund, may be deemed to beneficially own the 521,693 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 6.1% of the Shares outstanding. Mr. Summers, as the Managing Member of each of Summers Value GP, SVP GP and Summers Value Partners, may be deemed to beneficially own the 521,693 Shares owned in the aggregate by Summers Value Fund and SVP Fund, constituting approximately 6.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 25, 2022, Summers Value and the Issuer entered into the 2022 Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

9

CUSIP No. 285409108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	2022 Cooperation Agreement, dated July 25, 2022.

10

CUSIP No. 285409108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

Summers Value Fund LP

By:	Summers Value Partners GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 LP

By:	SVP Deal Fund 1 GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP Deal Fund 1 GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

Summers Value Partners LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

/s/ Andrew Summers
Andrew Summers

11